EXHIBIT 1

                                 [TRANSLATION]

                                                               February 27, 2006


          Notice is hereby given of the 48th Annual General Meeting of INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD. (HEREINAFTER-"THE BANK")

Notice is hereby given that the 48th Annual General Meeting of the Bank will take place at the Bank's registered office at 82 Menahem Begin Road, Tel Aviv, on Wednesday, March 22, 2006 at 10:30 A.M.

AGENDA AND PROPOSED RESOLUTIONS

1. DISCUSSION REGARDING THE FINANCIAL STATEMENTS OF THE BANK AS OF DECEMBER 31, 2005, INCLUDING THE REPORT OF THE BOARD OF DIRECTORS.

2. APPOINTMENT OF AUDITORS FOR 2006 AND AUTHORIZING THE BOARD OF DIRECTORS TO SET THEIR REMUNERATION.

RESOLUTION:

     1st. To appoint the firm of Somekh Chaikin together with the firm of Kesselman and Kesselman as auditors of the Bank for 2006. Pursuant to Sec. 154 of the Companies Law 1999, the auditors will hold their position until the end of the next Annual Meeting.

     2nd. To authorize the Board of Directors of the Bank to set the auditors' remuneration for their auditing services for 2006, subject to the following conditions:

          1. The remuneration and terms of employment concerning the above-mentioned auditing services shall be set according to the rate set in circulars of the Government Companies Authority.

          2. The Board of Directors shall review the time sheet and remuneration report that will be presented by the auditors concerning the above-mentioned auditing services, in light of the circulars of the Government Companies Authority, with an emphasis on the rates and the breakdown among the professional staff.

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3.   REPORT ON THE REMUNERATION FOR THE AUDITORS FOR 2005.

4. THE APPOINTMENT OF MR. EHUD GREEN AND MR. AARON HILDESHEIMER AS OUTSIDE DIRECTORS OF THE BANK.

Pursuant to Sec. 240 (1A) (1) of the Companies Law 1999, as an Outside Director shall be appointed one who has professional qualifications or has accounting and financial expertise, so long as at least one of the Outside Directors shall have accounting and financial expertise. The Board of Directors, at its meeting on January 31, 2006, assessed that Mr. Ehud Green has professional qualifications and that Mr. Aaron Hildesheimer has accounting and financial expertise, as aforesaid.

RESOLUTION:

     To appoint Mr. Ehud Green and Mr. Aaron Hildesheimer as Outside Directors of the Industrial Development Bank of Israel Ltd., for a period of three years, pursuant to the Companies Law- 1999. The appointment is valid upon the passing of the resolution.

THE DETERMINING DATE

The date for determining the right to vote at the Annual General Meeting is March 7, 2006 (hereinafter- "the Determining Date").

Pursuant to the law, a shareholder in whose name a share is registered with a member of the Stock Exchange and such share is included in the shares listed in the shareholder registry in the name of a registrar company, shall deliver to the Bank, prior to the convening of the meeting, a confirmation from the member of the Stock Exchange regarding his ownership of the share as of the Determining Date.

THE LEGAL QUOROM

The legal quorom required to convene the meeting is at least two members present, in person or by Proxy, holding at least 5,367 Ordinary "A" Shares.

If within thirty minutes from the time fixed for the meeting, there shall not be a legal quorom, the meeting shall be adjourned for one week, to the same day of the week, at the same time and at the same place and the meeting shall then take place with those present.

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MAJORITY REQUIRED

The majority required to adopt the resolutions set out in Paragraph 2 of the above Agenda is a simple majority.

The majority required to adopt the resolutions set out in Paragraph 4 of the above Agenda is a simple majority, provided that one of the following holds true:

     1) the majority of votes at the General Meeting includes at least one third of all the votes of the shareholders who are not controlling holders in the Bank or their representatives and who participate in the vote ; abstentions shall not be included in the total of the votes of the aforesaid shareholders;

     2) the total of opposing votes from among the shareholders said in paragraph 1) does not exceed 1% of all the voting rights in the Bank.

A shareholder may appoint a proxy to be present and to vote in his place. A proxy form or power of attorney by which the appointment is made, or copies of such that are certified by a notary, must be deposited in the offices of the Bank at least 48 hours prior to the meeting.

The financial statements of the Bank may be reviewed on business days, except Fridays, between the hours 09:00-15:00 at the Bank's offices (by prior phone-appointment with the Secretary of the Bank tel:03-6272796) at the Bank's offices.

Pursuant to Sec. 241 (b) of the Companies Law 1999, the declarations of the two said candidates for Outside Directors, stating that they fulfil the necessary requirements to be appointed as Outside Diorectors, are kept in the offices of the Bank and are open to review of the shareholders on business days, except Fridays, between the hours 09:00-15:00 (by prior Phone-appointment with the Secretary of the Bank) at the Bank's offices.

ATTACHMENTS: The Bank's financial statements as of December 31, 2005, report of the Bank's accountants, report on the remuneration for the accountant-auditor for 2005 and a proxy form.



                                     BY ORDER OF THE BOARD OF DIRECTORS

                                                 N. ATLAS
                                             GENERAL SECRETARY